EXHIBIT 1

                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                October 18, 2009

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

         Subject of the Event: Agreement with the Tax Assessing Officer

1. A report is hereby given concerning an agreement signed on October 16, 2009 between the Bank and the tax assessing officer for large enterprises regarding the items listed below and which still requires the approval of the Bank's Board of Directors.

     1.1 On December 31, 2008, when the Bank paid to the Bank of Israel the balance of the special line of credit that the Bank of Israel provided to the Bank in 2002, the Bank of Israel refunded to the Bank the sum of NIS 48.6 million for interest charges and/or fees and/or penalties which the Bank claims it was over-charged for the special line of credit in the years 2002-2003 ("THE EXCESS INTEREST"). A dispute arose between the Bank and the tax authorities concerning the years to which to attribute the income resulting from the Excess Interest, if in the tax years for which the Bank was charged the Excess Interest (as mentioned above, 2002-2003) or for the tax year 2008, when the Excess Interest was refunded to the Bank. Attributing the income from the Excess Interest (in whole or in part) to the years 2002-2003, years in which the Bank incurred heavy losses, would have allowed the Bank to offset this income against its losses and to avoid the payment of profit tax on the credited income.

     1.2 The Bank has substantial losses from its past activities. According to the Bank's tax reports for 2007, the Bank had business loss carryforwards to the 2008 tax year in the amount of approximately NIS 721 million. In light of the privatization process in which the Bank is involved and its possible sale, the question arose if the past losses will be available for offset and use against future income of the Bank after its sale. The possibility of using the past losses even within the framework of the Bank's activities under new ownership, will likely increase the value of the Bank for those competing to purchase the Bank and increase the price that will be paid for the Bank and distributed to its shareholders. The position of the tax authorities as expressed several months ago was that the subject of the purchase of a company with losses and the possibility to offset the losses has been considered many times in the past, that it is possible under certain circumstances that the purchase of a company with accumulated losses will be considered an artificial transaction for tax purposes (such that the offset of the losses would not be allowed) and that the tax authorities cannot establish prior to the sale, for or against, whether the accumulated losses of the Bank can or cannot be offset against future income resulting after the sale. The uncertainty resulting from this position of the tax authorities was liable to be an impediment in maximizing the value of the Bank and in the prospects of success of the privatization process.


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2.   The agreement signed on October 16, 2009 between the Bank and the tax assessing officer for large enterprises, after intensive negotiations between him and the Bank, sets forth as follows:

     2.1  An amount of NIS 32.3 million from the income in the amount of NIS
          48.6 million resulting from the refund of the Excess Interest, will be attributed to the tax year 2003, and the balance in the amount of NIS
          16.3 million will be charged in the tax year 2008 and profit tax will be paid on the balance pursuant to the law. It should be noted that attributing the above sum of NIS 32.3 million to the tax year 2003 will save the Bank profit tax in the sum of approximately NIS 5 million as compared with the option of attributing the entire amount of the Excess Interest to the tax year 2008.

     2.2 In the event of the sale of the Bank's shares, 20% of the balance of the Bank's losses for tax purposes existing as of the date of the sale date ("THE EXISTING LOSS ON THE SALE DATE") will be struck out and the remaining 80% of the Existing Loss on the Sale Date ("THE BALANCE OF THE LOSS FOR OFFSET") will be allowed to be offset against income of the Bank from activity which is banking in nature (as defined below) and which is business income pursuant to Section 2 (1) of the Income Tax Ordinance. In addition, against the Balance of the Loss for Offset that will not be used against income from activity which is banking in nature, an offset will be possible, if the Bank chooses, also for charged income from activity which is not banking in nature, provided that the amount of charged income from activity which is not banking in nature to be offset against the Balance of the Loss for Offset shall not exceed 20% of the Existing Loss on the Sale Date.

          These offset provisions will continue to apply also in the event of the merger of the Bank, but this is subject to the limitations on offsetting of losses set forth in Section 103 h. of the Income Tax Ordinance. No further limitations will be set regarding the amount of losses and the manner of their use beyond those set forth in the above
          Section 103 h. and set forth in the agreement between the Bank and the tax assessing officer for large enterprises. Nothing in the agreement will be deemed as an approval of a merger in the future which does not conform to the provisions of the Income Tax Ordinance.

          Activity which is banking in nature was defined in the above agreement as all activity that a "BANK" is permitted to undertake pursuant to
          Section 10 of the Banking License Law (this Section deals, among other things, with accepting deposits in current or other accounts, issuing securities, granting credit, purchasing and selling of foreign currency etc.), except if it is pursuant to sub-section (10), (11a) and (13) of the above Section 10 (sub-sections dealing with, among other things, financial and economic consulting within the parameters of the activity of a "bank", pension consulting and performing transactions for a customer as part and further to the pension consulting, activity explicitly allowed for a "bank" pursuant to the law and other acts incidental to activity allowed for a "bank") and including management and investment in marketable securities and futures transactions for customers and for the bank itself (nostro).

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     3.   The agreement sets forth that the tax assessing officer for large enterprises is aware that the agreement requires the approval of the Bank's Board of Directors, which is expected to convene for the purpose of approving the agreement by the end of October 2009. The Bank intends to convene the Board of Directors until the end of this month.

The date and time when the Company was first made aware of the event or matter:

October 16, 2009 at 10:00 A.M.